Stevanato Group Q1 2026 Financial Results May 7, 2026 Exhibit 99.1

Q1 2026 Financial Results Safe Harbor Statement Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”) and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "strong," "continued," "driving," "meet," "will continue," "building," "expanding," "progressing," "remains," "is set," "remain," "remaining," "growing," "continue," "expect," "aim," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers’ ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other negative developments affecting Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand ; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called “golden powers”); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain product manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2025, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.  These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Non-GAAP Financial Information This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation.

Q1 2026 Financial Results Stevanato Group Q1 2026 Financial Results Earnings Call Marco Dal Lago CFO Lisa Miles CCO and IR

Lisa Miles Chief Communications & Investor Relations Officer Q1 2026 Financial Results On behalf of Franco Stevanato, Chief Executive Officer

Q1 2026 Financial Results Started 2026 with Strong Momentum Highlighted by 10% Revenue Growth at Constant Currency Continued Strong Demand in BDS In Q1 2026, revenue growth driven by BDS Segment, and notably by demand for Pre-fillable Syringes (PFS) which increased 20% yoy, and other core product categories like vials and cartridges HVS accounted for 47% of Total Revenue in the quarter, driven by Biologics that grew 15% yoy GLP1s accounted for approx. 21% to 22% of Revenue GLP1s and Incretins expected to continue to grow and evolve over next decade due to (i) novel indications, (ii) new originators, and (iii) biosimilars Trends driving demand for RTU & Bulk Cartridges for (i) GLPs and Incretin therapies, and (ii) other biologics, like mAbs Wide-ranging cartridge demand across diverse set of players Historically, primarily used by a handful of players. Today, demand extending to large pharma and biotech players Wide-ranging demand for traditional 1.5ml and 3ml up to large volumes (up to 20ml) Also, underpinned by shift from IV to subcutaneous, and the higher potency of certain drugs Converted underutilized RTU Vial line to RTU Cartridge line as demand outpaced our expectations Optimizing capital investments Flexibility in supporting customers Leveraging Engineering know-how to enable growth in our core Drug Containment Business

Q1 2026 Financial Results Engineering Segment As anticipated, revenue declined and margins improved yoy Gaining traction from Business Optimization Plan Improved mix following the delivery of legacy projects in Denmark The anticipated revenue decline was primarily due to the low backlog and slow pace of new order intake First: continued execution of the business optimization plan Improved operational efficiency over the last 18 months Right-sized operations and streamlined processes Second: focused on our sales and marketing efforts Continue to strengthen commercial organization in the U.S. and EU Increased business development activities Team squarely focused on two main priorities

Q1 2026 Financial Results Latina, Italy Ramp-up remains centered on bringing high-value PFS capacity into service and advancing customer validations Preparing for the next phase of expansion for EZ-fill® cartridges, powered by our next-gen RTU 400 EZ-fill® cartridge lines featuring significantly higher production output. Commercial production is set to launch in early 2027 Fishers (IN), U.S. Customer validations will continue  throughout 2026 Expanding the U.S. team, building our local presence as a strategic hub for domestic supply Progressing the DDS contract manufacturing buildout on schedule, and commercial production expected to begin at the end of 2026 or early 2027 Supporting U.S. customers across the full value chain, strategically focused to meet high demand for biologics Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill® cartridges to satisfy market demand Demand-Driven Capacity Expansion Update

Q1 2026 Financial Results Solid Momentum As We Start 2026 Delivered results in line with our expectations, demonstrating the resilience of our business model BDS Segment performance remains very strong, supported by continued HVS demand and the progress of our projects in Latina and Fishers Engineering Segment results reflect disciplined operational delivery, with continued progress against our main KPIs and initial results driving improved marginality Still, robust work to do to secure new orders to drive sustainable improvements in the Engineering Segment’s financial performance

Marco Dal Lago Chief Financial Officer Q1 2026 Financial Results

Q1 2026: Financial Highlights

Q1 2026: Revenue



(€ Million)
HVS
non-HVS
growth at CC
+7%
+10%
257
274
146
145
110
(43%)
129
(47%)
+17%
+22%
Q1 2025
Q1 2026

- Revenue increase driven by **13% yoy growth in the BDS Segment (16% at CC)** which offset the expected decline in the Engineering Segment
- **HVS** increased 17% yoy (22% at CC) to **€129M and represented 47% of total revenue** driven predominately by strong demand in high-value PFS, and to a lesser extend EZ-fill® vials

Q1 2026: Margins

- **Gross profit margin increased 30 bps to 27.5%**, driven by
  - (i) expected **improvements from Latina and Fishers** (sites remain margin-dilutive, but gaining operating leverage as we scale volume and utilization);
  - **(ii) mix of accretive HVS**, and
  - (iii) better marginality in the Engineering Segment.

  As expected, higher depreciation and the effects of foreign currency translation partially offset the favorable effects
- **Operating profit margin increased 70 bps to 14.2%** (adj. operating profit margin was 14.9%)
- Tax rate of 28.6% compared with 24.5% for Q1 2025 (FY25 benefited from an Italian tax incentive that was discontinued)
- Net profit of €28.0M, or €0.10 of diluted EPS (adj. net profit* of €29.6M, or **€0.11 of adjusted diluted EPS***)
- Adjusted EBITDA* increased 14% to €65.5M; **adjusted EBITDA margin* increased 150 bps to 23.9%**

All comparisons refer to Q1 2025 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures

Stevanato Group
Q1 2026 Financial Results
10

Q1 2026: Segment Trends

Biopharmaceutical and Diagnostic Solutions (BDS) Segment

REVENUE
(€ Million)


221
249
Q1 2025
Q1 2026

GROSS PROFIT MARGIN
(%)


31.3
28.3
Q1 2025
Q1 2026

Revenue increased 13% (16% at CC), driven by growth in HVS and other containment

- **Revenue from HVS grew 17%** to €128.6 million, or approx. 52% of BDS revenue
- **Revenue from other containment and delivery solutions increased 9%** to €120.3 million, driven mostly by standard PFS and cartridges, which offset the decline in IVD

Gross profit increased €1.2 million due to improvements in Fishers and Latina, and the favorable HVS mix. These favorable trends were offset by (i) higher depreciation fromour new facilities, (ii) foreign currency headwind, (iii) a benefit from an accretive pilot NFHU F&F project that did not recur, and (iv) tariffs. As a result, gross profit margin decreased 300 bps to 28.3% and operating profit margin was 17.7%

Engineering Segment

REVENUE
(€ Million)


36
25
Q1 2025
Q1 2026

GROSS PROFIT MARGIN
(%)


10.7
15.3
Q1 2025
Q1 2026

Revenue decreased 31% to €24.6 million, driven by lower sales from assembly and glass conversion, which offset growth in pharmaceutical visual inspection

Gross profit margin increased 460 bps to 15.3%, as we start to realize some benefits from our optimization plan such as right-sizing operations and an improved labor cost structure led to better performance in our Denmark operations

Operating profit margin increased 190 basis points to 6.6%

We remain cautious due to the low backlog and the time required to get new orders

All comparisons refer to Q1 2025 unless otherwise specified. Rounded figures

Stevanato Group
Q1 2026 Financial Results
11

Q1 2026 Financial Results Balance Sheet and Cash Flow Items __________ *Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures. In the First Quarter of 2026 Cash from operating activities + € 75.5 M Cash used in the purchase of property, plant, equipment, and intangible assets ( € 70.7 M ) Free Cash Flow + € 5.5 M In the First Quarter of 2026 CAPEX € 67.6 M At Quarter-Ended March 31, 2026 Cash and Cash Equivalents € 111.7 M Net Debt € 337.7 M Over 90% of Capex tied to growth

Q1 2026 Financial Results Reiterating FY 2026 Guidance __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures. FY 2026 Guidance Implied Growth Revenue € 1.260B - € 1.290B 6% to 9% Revenue at Constant Currency € 1.278B - € 1.308B 8% to 10% Adjusted DEPS* € 0.59 - € 0.63 8% to 16% Adjusted EBITDA* € 331.8M - € 346.9M 11% to 16%

Q1 2026 Financial Results Great Start To Fiscal 2026, with Continued Momentum: Progress At Our New Sites And Increased Mix Of High-Value Solutions Progress at our Latina and Fishers sites, and increased mix of HVS Encouraged by initial margin improvement in the Engineering Segment, while remaining cautious given current slow pace of converting new orders   Capital investments aligned with customer demand Operating in fast growing end markets underpinned by strong secular tailwinds Confident we will continue benefiting from GLP growth in the future as more originators and biosimilars enter the market Expect strong growth from injectable biologics in the coming years, driven by biosimilars, monoclonal antibodies and other advanced therapies Strong competitive position, striving to be #1 or #2 in our core product categories within the injectables market. Also, aim to progressively de-emphasize non-core products in favor of more accretive solutions Expect solid growth trajectory for injectable biologics driven by biosimilars, mAbs, and other advanced therapies

Upcoming Conferences and Marketing Activities Bank of America Global Healthcare Conference in Las Vegas, NV – May 12, 2026 William Blair Growth Stock Conference in Chicago, IL – June 2, 2026 Jefferies Healthcare Conference in New York, NY – June 4, 2026 caterina.tripepi@stevanatogroup.com taylor.gerrells@teamlewis.com (U.S. Media) lisa.miles@stevanatogroup.com giacomo.guiducci@stevanatogroup.com Investor Relations Contacts Media Relations Contacts

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Reconciliation of Non-GAAP Financial Measures Q1 2026 Financial Results

Q1 2026 Financial Results Reconciliation of Non-GAAP Financial Measures (1/5) Reconciliation of EBITDA (Amounts in € millions) Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin (Amounts in € millions) Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions)

Q1 2026 Financial Results Reconciliation of Non-GAAP Financial Measures (2/5) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit, and Diluted EPS (Amounts in € millions, except per share data) (1) During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Group recorded €1.8 million and €0.8 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. (2) During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Group recorded €0.3 million and €1.3 million, respectively, of restructuring and related charges among cost of sales, and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. (3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

Q1 2026 Financial Results Reconciliation of Non-GAAP Financial Measures (3/5) Capital Employed (Amounts in € millions)

Q1 2026 Financial Results Reconciliation of Non-GAAP Financial Measures (4/5) Net (Debt) / Net Cash (Amounts in € millions) Free Cash Flow (Amounts in € millions) CAPEX (Amounts in € millions)

Q1 2026 Financial Results Reconciliation of Non-GAAP Financial Measures (5/5) Reconciliation of 2026 Guidance* Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS (Amounts in € millions, except per share data) *Amounts may not add due to rounding